


Ryan Donohue · 3rd
CTO/CPO & Co-Founder at KettleOS
Greater Boston · **Contact info**
500+ connections

KETTLE **Kettle**

B **Bentley University**

Message   (More)

About

Experienced technology and product leader with a passion for building useful products that people love. A creative thinker leveraging a diverse background to create a clear product vision paired with actionable strategies. Highly collaborative and influential teammate with a proven ability to work internally and externally across Product, Engineering, Design, Marketing, Customer Success, Sales, and Partnership organizati ...see more

Activity
1,179 followers

Ryan Donohue commented on a post · 3w

This is great, well done.

😊❤️ 108   36 comments

Ryan Donohue commented on a post · 1mo

Congrats Pete, they're lucky to have you!

😊❤️ 64   14 comments

Ryan Donohue commented on a post · 2mo

Congratulations Lou, they're lucky to have you!

😊❤️ 957   107 comments

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Experience

KETTLE **Chief Technology Officer**
Kettle · Full-time
May 2021 – Present · 1 yr 2 mos
Boston, Massachusetts, United States

Wayfair
Full-time · 1 yr 5 mos

● **Head of Product, Customer Communications**
Jan 2021 – May 2021 · 5 mos

● **Associate Director of Product Management**
Jan 2020 – Jan 2021 · 1 yr 1 mo
Greater Boston Area

Senior Product Manager
Mavrck
Jan 2016 – Nov 2019 · 3 yrs 11 mos
Greater Boston Area

Responsible for core customer-facing experiences including:
- Payments: Leveraged integrations with PayPal and Rewards Genius to automatically process ...see more

A+OM **Director of Product Management**
The Atom Group
Jan 2014 – Dec 2015 · 2 yrs
Cambridge, MA

- Responsible for business analysis, strategic planning, product design and development, and client success.   ...see more

Arnold Worldwide
3 yrs 5 mos

● **VP, Executive Digital Producer**
Aug 2012 – Dec 2013 · 1 yr 5 mos
Boston, MA

Responsible for technical direction, consultation and production of innovative solutions across multiple accounts.   ...see more

● **Senior Digital Producer**
Aug 2010 – Aug 2012 · 2 yrs 1 mo

Oversees creation, development and delivery of innovative digital solutions.

Show all 8 experiences →

Education

 **Bentley University**
BS, Computer Information Systems
1996 - 2002
Activities and societies: Men's Lacrosse

 **Governor Dummer Academy**
1992 - 1996

Licenses & certifications

 **PMC Level I**
Pragmatic Institute
Issued Mar 2021 · No Expiration Date

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Skills

Digital Strategy

 Endorsed by Avin Narasimhan and 3 others who are highly skilled at this

 Endorsed by 2 colleagues at Wayfair

 41 endorsements

Digital Marketing

 Endorsed by Rob Schipul and 1 other who is highly skilled at this

 Endorsed by 2 colleagues at Mavrck

 38 endorsements

User Interface Design

 Endorsed by Rob Fitzgibbon who is highly skilled at this

 Endorsed by 5 colleagues at THE ATOM GROUP

 29 endorsements

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Recommendations

Received   Given

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Courses

Harvard Business School Online - Leadership Principles

 Associated with Mavrck

Projects

Ocean Spray brand site redesign
Jun 2011 - Jun 2012
 Associated with Arnold Worldwide

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Use analytics and customer sentiment to design and develop an experienced based site redesign built on a custom .NET based CMS. Delivery a top to bottom bespoke platform to satisfy the needs of customer ...see more

Other creators



Jack Daniels Tennessee Honey launch
Apr 2011 - Jun 2011
 Associated with Arnold Worldwide

Managed launch of all digital advertising in support of Tennessee Honey product launch. A multi-channel media campaign encompassing 15 disparate placements and custom interactive experiences.

Other creators



Interests

Influencers   Companies   Groups   Schools

 **Diego Rodriguez** 🔗 · 3rd
Business, Design, Technology | Engineer, Builder, Educator
413,929 followers